COMMENTS RECEIVED ON APRIL 14, 2009

FROM CHRISTIAN SANDOE

FIDELITY CONGRESS STREET TRUST (File No. 811-00971)

Fidelity Congress Street Fund

AMENDMENT NO. 33

FIDELITY EXCHANGE FUND (File No. 811-02614)

Fidelity Exchange Fund

AMENDMENT NO. 34

1. Fidelity Congress Street Fund

"Dividends and Capital Gain Distributions" (Part A of the Registration Statement)

"The fund normally pays dividends in June and December and pays capital gain distributions in February and December."

C: The Staff questions how the payment of capital gains in February and December is consistent with Section 19(b) of the Investment Company Act of 1940.

R: In distributing capital gains, the fund will comply with Rule 19b-1 under the 1940 Act.

2. Fidelity Congress Street Fund

"Cover Page" (Part B of the Registration Statement)

"This statement of additional information (SAI) is not a prospectus. Portions of the fund's annual report are incorporated herein. The annual report is supplied with this SAI."

C: The Staff would like to know which portions of the annual report are incorporated herein.

R: As indicated under the heading, "Financial Statements," the fund's financial statements and financial highlights for the fiscal year ended December 31, 2008, and report of the independent registered public accounting firm, are incorporated by reference.

3. All funds

Tandy Representations (Part A and B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.